Exhibit 99.1

Correvio Closes Public Offering of 9,200,000 Common Shares

NASDAQ: CORV   TSX: CORV

VANCOUVER, Aug. 7, 2019 /CNW/ - Correvio Pharma Corp. (Nasdaq: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced the closing of its previously announced underwritten public offering (the "Offering") of 9,200,000 common shares, which includes the exercise of the underwriter's over-allotment option in full, from treasury at a price to the public of US$1.50 per common share, for aggregate gross proceeds to the Company of US$13,800,000, before deducting the underwriting commission and estimated Offering expenses payable by the Company.

Cantor Fitzgerald & Co. acted as sole book-running manager in connection with the Offering. H.C. Wainwright & Co. acted as financial advisor to the Company in connection with the Offering.

Correvio intends to use the net proceeds from the Offering for future product launches, including the NDA filing for BRINAVESS (vernakalant (IV)), business development opportunities, and to meet the minimum liquidity requirements under the loan agreement with CRG Servicing LLC. Any remaining net proceeds from the Offering will be used for general corporate purposes.

The securities described above were offered pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the Securities and Exchange Commission (the "SEC") on July 6, 2018 and were offered in each of the provinces of Canada other than Quebec by way of a final prospectus supplement to the Company's short form base shelf prospectus. A preliminary prospectus supplement and accompanying prospectus relating to the Offering, and a final prospectus supplement and accompanying prospectus relating to the Offering, were filed with the SEC and securities regulatory authorities in Canada and are available for free on the SEC's website at http://www.sec.gov and on SEDAR at www.sedar.com, respectively. Copies of the preliminary prospectus supplement and the accompanying prospectus and the final prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Ave., 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com.

For the purposes of the TSX approval, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess®™ (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; and Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the Nasdaq Capital Market (CORV) and the Toronto Stock Exchange (CORV).

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to the Offering, including the intended use of proceeds.

A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in its other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to the risks described in the prospectus supplement and Correvio's Annual Report on Form 40-F for the year ended December 31, 2018 and its quarterly report for the first quarter of 2019 filed on May 8, 2019. All of the risks and uncertainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess®™ are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/August2019/07/c4895.html

%CIK: 0001036141

For further information: Justin Renz, President & Chief Financial Officer, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, correvio@argotpartners.com

CO: Correvio Pharma Corp

CNW 09:20e 07-AUG-19